[ING FUNDS LOGO]

August 17, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Investors Trust (“Registrant”)
(File Nos. 033-23512; 811-05629)
Post-Effective Amendment No. 78 (“PEA 78”)

Dear Ms. White:

This letter responds to the additional Staff comment received by Paul A. Caldarelli on August 15, 2007 stemming from the Registrant’s responses to the Staff’s initial comments to PEA 78 as filed on EDGAR on August 9, 2007.  Our summary of the comment and our response thereto is provided below.

Supplement Dated August 20, 2007 – Other Regulatory Matters (pages 3-4)

1.                                       Comment:                                      The Staff requested that we disclose the names of the affiliates of the Portfolio’s Investment Adviser, Directed Services, LLC (“DSL”), that were named in a petition for relief and cease and desist order filed by the New Hampshire Bureau of Securities Regulation (the “NH Bureau”).

Response:                                       The Registrant has revised the supplement removing this disclosure from the supplement.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480-477-2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Counsel

ING U.S. Legal Services